Morgan, Lewis & Bockius LLP 2020 K Street, NW Washington, District of Columbia 20006-1806 Tel. 202.373.6000 Fax: 202.373.6001 www.morganlewis.com

K. Michael Carlton

Associate

+1.202.373.6070

michael.carlton@bingham.com

March 30, 2015

VIA EDGAR

Mr. Ed Bartz

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Trust
File Nos. 333-132380 and 811-21864

Dear Mr. Bartz:

On behalf of our client, WisdomTree Trust (the “Trust”), we are responding to Staff comments we received orally on April 9, 2014 regarding the Trust’s Post-Effective Amendment No. 321 (“PEA No. 321”), which was filed with the U.S. Securities and Exchange Commission (“SEC”) on February 14, 2014 for the purpose of registering shares of the WisdomTree Japan Hedged Dividend Growth Fund (the “Fund”). The Staff’s comments and the Trust’s responses are set forth below. Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

Prospectus

1.	Comment: Please provide a policy that the Fund will invest at least 80% of its assets in Japanese dividend paying securities.

Response: We respectfully decline to make the requested revision. The release adopting Rule 35d-1 states that the Division of Investment Management, in determining whether a particular name is misleading, “will consider whether the name would lead a reasonable investor to conclude that the company invests in a manner that is inconsistent with the company’s intended investments…” and that “Index funds, for example, generally would be expected to invest more than 80% of their assets in investments connoted by the applicable index.”

The “Principal Investment Strategies of the Fund” section of the Prospectus states “[u]nder normal circumstances, at least 80% of the Fund’s total assets (exclusive of collateral held from securities lending) will be invested in the component securities of the Index and investments that have economic characteristics that are substantially identical to the economic characteristics of such component

Almaty  Astana  Beijing  Boston  Brussels  Chicago  Dallas  Dubai   Frankfurt  Harrisburg  Hartford  Houston  London  Los Angeles  Miami  Moscow New York  Orange  County  Paris  Philadelphia  Pittsburgh  Princeton  San Francisco  Santa Monica  Silcon Valley  Tokyo  Washington  Wilmington

Mr. Ed Bartz March 30, 2015 Page 2

securities.” We believe that this is an appropriate and adequate summary of the disclosure in the “Additional Information about the Fund” section of the Prospectus, which states:

The Fund will normally invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in the types of investments suggested by its name (i.e., investments connoted by its Index). The Fund anticipates meeting this policy because, under normal circumstances, at least 80% of the Fund’s total assets (exclusive of collateral held from securities lending) will be invested in the component securities of its underlying Index and investments that have economic characteristics that are substantially identical to the economic characteristics of such component securities.

2.	Comment: With respect to the last sentence in the first paragraph of the “Principal Investment Strategies of the Fund” section, please explain supplementally what are the other investments included in “investments that have economic characteristics that are substantially identical to the economic characteristics of such component securities.”

Response: The reference to “investments that have economic characteristics that are substantially identical to the economic characteristics of such component securities” in the “Principal Investment Strategies of the Fund” section encompasses securities such as depository receipts based on component securities and TBA Transactions. As a practical matter, the Trust does not currently anticipate relying on the “economic characteristics” language to meet its 80% requirement.

3.	Comment: Please revise the first sentence of the second paragraph under the “Principal Investment Strategies of the Fund” section to indicate the Index “consists of” rather than “is designed to provide exposure to” dividend-paying common stocks.

Response: We respectfully decline to make the suggested revision. The current disclosure accurately reflects the component securities of the Index, the Index’s “hedging” feature, and is consistent across the index descriptions used in the principal investment strategies of the other WisdomTree International Hedged Equity Funds. However, we have revised the first two sentences of the second paragraph in the “Principal Investment Strategies of the Fund” section, as follows, which incorporates the “consists of” disclosure:

The Index is designed to provide exposure to dividend paying common stocks of Japanese companies with growth characteristics ~~that are incorporated in Japan and listed on the Tokyo or Jasdaq Stock Exchanges~~ while at the same time neutralizing exposure to fluctuations of the value of ~~foreign currencies~~ the Japanese yen relative to the U.S. dollar. The Index is a ~~fundamentally~~ dividend weighted index that consists ~~is generally comprised~~ of the 300 companies incorporated in Japan that list their shares on the Tokyo Stock Exchange, meet the Index eligibility criteria, and have ~~with~~ the best combined rank of certain growth and quality factors: specifically, long-term earnings growth expectations, return on equity, and return on assets.

Mr. Ed Bartz March 30, 2015 Page 3

4.	Comment: Please revise the first sentence of the second paragraph under the “Principal Investment Strategies of the Fund” section to indicate the stocks are “traded principally” rather than “listed” on the Tokyo or Jasdaq Stock Exchanges.

Response: We respectfully decline to make the requested revision. In the release proposing Rule 35d-1, the SEC suggested that the following types of securities could be considered securities of issuers that are tied economically to a particular country or region: (i) securities of issuers that are organized under the laws of a country or of a country within the geographic region or that maintain their principal place of business in the country or region; (ii) securities that are traded principally in a country or region; or (iii) securities of issuers that, during the issuer’s most recent fiscal year, derived at least 50% of its revenues or profits from goods produced or sold, investments made, or services performed in the country or region or that have at least 50% of its assets in the country or region.

In the release adopting Rule 35d-1, the SEC indicated that such criteria may be too restrictive and provided flexibility for a fund to set the criteria used to determine whether a company’s assets are exposed to the economic fortunes and risks of the country or geographic region indicated by its name. The Registrant believes that each of the criteria listed in the Fund’s “Principal Investment Strategies of the Fund” section (i.e., incorporation in Japan and listing on the Tokyo Stock Exchange) is a general indicator that an issuer is tied economically to Japan.

5.	Comment: The Staff notes that companies eligible for inclusion in the Index must have a market capitalization of at least $1 billion. Please include small-capitalization investing risk under the “Principal Risks of Investing in the Fund” section.

Response: We respectfully decline to add the requested disclosure. Although the Index requires a market capitalization of at least $1 billion to be eligible for inclusion, based on the current Index composition, securities of small-capitalization companies are not a principal investment strategy of the Fund. As a result, small-capitalization investing risk is not currently a principal risk of the Fund.

6.	Comment: The Staff notes that the Index eligibility criteria set forth under the “Principal Investment Strategies of the Fund” does not include that stocks must be “organized under the law of Japan” or “principally traded on” a Japanese stock exchange. Please consider adding the aforementioned stock characteristics to the Index’s eligibility criteria.

Response: We have revised the following sentence to clarify the applicability of the aforementioned Index eligibility criteria.

The Index is a ~~fundamentally~~ dividend weighted index that consists ~~is generally comprised~~ of the 300 companies incorporated in Japan that list their shares on the Tokyo Stock Exchange, meet the Index eligibility criteria, and have ~~with~~ the best combined rank of certain growth and quality factors: specifically, long-term earnings growth expectations, return on equity, and return on assets.

Mr. Ed Bartz March 30, 2015 Page 4

7.	Comment: The Staff notes that the last sentence of the “Principal Investment Strategies of the Fund” section indicates that the Fund will concentrate its investments in the securities of a particular industry or group of industries to approximately the same extent as its underlying Index. Does the Index currently concentrate in any industry or sector? If so, please provide corresponding industry risk or sector risk disclosure under the “Principal Risks of Investing in the Fund” section.

Response: The Index does not currently concentrate (i.e., hold 25% or more of its total assets) in the securities of a particular industry or sector; however, we have added risk disclosure to the “Principal Risks of Investing in the Fund” section for the following sectors each of which constitutes a significant portion of the Index: Consumer Discretionary, Industrials and Telecommunication Services.

SAI

8.	Comment: Please disclose in the SAI that if the Fund is a protection seller in credit default swaps, the Fund will segregate assets equivalent to the full notional value of the credit default swaps.

Response: The disclosure related to credit default swaps has been removed from the description of “Specific Investment Strategies—Derivatives—Swap Agreements” in the Fund’s SAI.

9.	Comment: In your response letter, please confirm that the Fund’s maximum creation/redemption transaction fee will not exceed 2.00% of the Fund’s NAV per share.

Response: Confirmed.

*    *    *    *    *

I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC Staff comments or changes to disclosure in response to Staff comments on the registration statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Mr. Ed Bartz March 30, 2015 Page 5

If you have any additional questions or comments, please do not hesitate to contact me at (202) 373-6070.

Sincerely,

/s/ K. Michael Carlton
K. Michael Carlton

cc:	Ryan Louvar, Esq.

W. John McGuire, Esq.

Kathleen Long, Esq.

Beau Yanoshik, Esq.